Shinhan Financial Group 2008 1H Operating Results

On July 30, 2008, Shinhan Financial Group (“SFG”) announced its operating results for the six month period ended on June 30, 2008. Below are the key figures we announced through a fair disclosure. The IR presentation materials are available on our website (www.shinhangroup.com).

The financial information herein has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the review process.

1. Business Results of Shinhan Financial Group (consolidated)

(KRW Million)

	1H 2008	1H 2007	Chg%
	(6months)	(6months)	—

Operating Revenue	20,685,084	12,795,007	61.7%

Operating Income	2,005,052	2,630,114	-23.8%

Continuing Operations Income Before Income Tax	2,013,454	2,673,091	-24.7%

Net Income	1,411,631	1,646,441	-14.3%

(KRW Million)

	2Q 2008	1Q 2008	Chg%	2Q 2007	Chg%
	(3months)	(3months)	—	(3months)	—

Operating Revenue	9,616,503	11,068,581	-13.1%	6,142,671	56.6%

Operating Income	1,149,007	856,045	34.2%	1,044,058	10.1%

Continuing Operations Income Before Income Tax	1,110,929	902,525	23.1%	1,072,932	3.5%

Net Income	791,278	620,353	27.6%	686,597	15.3%

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW Million)

	1H 2008	1H 2007	Chg%
	(6months)	(6months)	—

Operating Revenue	15,965,463	8,537,446	87.0%

Operating Income	1,216,210	2,068,462	-41.2%

Continuing Operations Income Before Income Tax	1,166,312	2,116,453	-44.9%

Net Income	875,728	1,537,840	-43.1%

(KRW Million)

	2Q 2008	1Q 2008	Chg%	2Q 2007	Chg%
	(3months)	(3months)	—	(3months)	—

Operating Revenue	7,201,996	8,763,467	-17.8%	4,057,964	77.5%

Operating Income	682,303	533,907	27.8%	927,443	-26.4%

Continuing Operations Income Before Income Tax	640,751	525,561	21.9%	969,815	-33.9%

Net Income	493,965	381,763	29.4%	710,011	-30.4%

3. Operating Results of Shinhan Card (non-consolidated)

(KRW Million)

	1H 2008	1H 2007	Chg%
	(6months)	(6months)	—

Operating Revenue	2,076,265	1,401,094	48.2%

Operating Income	750,183	697,188	7.6%

Continuing Operations Income Before Income Tax	799,815	702,178	13.9%

Net Income	578,968	1,200,716	-51.8%

(KRW Million)

	2Q 2008	1Q 2008	Chg%	2Q 2007	Chg%
	(3months)	(3months)	—	(3months)	—

Operating Revenue	1,008,826	1,067,439	-5.5%	679,113	48.6%

Operating Income	360,906	389,277	-7.3%	352,200	2.5%

Continuing Operations Income Before Income Tax	361,090	438,725	-17.7%	356,760	1.2%

Net Income	261,497	317,471	-17.6%	335,318	-22.0%